Exhibit 99.1

REPLICEL LIFE SCIENCES SHARE CONSOLIDATION APPROVED

Capital Structure Restructuring Expected to Lead to Financing and Milestones

VANCOUVER, BC – August 9, 2016 – RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSXV: RP) (Frankfurt: P6P1), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that, further to its News Release of July 22, 2016, the TSX Venture Exchange has approved the consolidation of the common shares of the Company (each, a "Share") on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation Share (the "Consolidation").  The Consolidation will become effective at the opening of the market on Wednesday, August 10, 2016.  The Company's symbol shall remain as "RP".

Currently, a total of 67,261,629 Shares are issued and outstanding. Accordingly, upon the Consolidation becoming effective, a total of 6,726,162  Shares, subject to adjustments for rounding, will be issued and outstanding. There is no maximum number of authorized Shares. Computershare Investor Services Inc. ("Computershare") will mail letters of transmittal to the shareholders providing instructions on exchanging pre-Consolidation share certificates for post-Consolidation share certificates.  Shareholders are encouraged to send their share certificates, together with their letter of transmittal, to Computershare in accordance with the instructions in the letter of transmittal.

"As stated in our July 22nd news release," stated RepliCel's President and CEO, R. Lee Buckler, "this Consolidation is a continuation of the restructuring initiated by the Company in April and to be finalized with a financing that is expected to be announced shortly. We have worked hard to ensure we match our programs, expenses, and expected financing to ensure we have sufficient capital to move the Company through several significant milestones in the months ahead."

The Company recently announced the launch of the next phase clinical testing of its RCH-01 product in Japan sponsored by its licensee, Shiseido Company, and expects two clinical data milestones within the next six months, namely data from its phase 1/2 clinical trial of RCT-01 for the treatment of chronic Achilles tendinopathy and data from its phase 1 clinical trial of RCS-01 for the treatment of aging and sun-damaged skin. The Company also has the opportunity to complete the building and validation testing of the commercial-grade prototypes of its next-generation dermal injector devices which could be market-ready and the subject of a licensing deal by late 2017.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The Company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.

Please visit www.replicel.com for additional information.

For more information, please contact:

CORPORATE/INVESTOR RELATIONS:
R. Lee Buckler, President & CEO
Telephone: 604-248-8693
Email: lee@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements regarding the Company's ability to complete a financing and the two clinical data milestones within the next six months and its ability to complete the building and validation testing of the commercial-grade prototypes of its next-generation dermal injector devices which could be market-ready and the subject of a licensing deal by late 2017. Such forward-looking statements and information are based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: failure to obtain CE mark clearance or necessary regulatory approvals; delays enrolling clinical trial participants; negative results from the Company's trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.